Exhibit 2.1

Execution Version

EXPLANATORY NOTE: [***] INDICATES THE PORTION OF THIS EXHIBIT THAT HAS BEEN OMITTED BECAUSE IT IS BOTH (I) NOT MATERIALAND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

ASSET PURCHASE AGREEMENT

by and between

LUCERNO DYNAMICS, LLC

AS SELLER,

and

RADNOSTIX, INC.,

AS BUYER

June 25, 2026

TABLE OF CONTENTS

2

EXHIBITS:

Exhibit A	Form of Bill of Sale
Exhibit IA	Asset List
Exhibit IIA	List of Patents, Trademarks & Copyrights Included in the Sale
Exhibit IIB	Form of Patent Assignment Letter
Exhibit IIC	Form of Trademark Assignment Letter
Exhibit IIIB	Form of Device Listing Transfer Letter
Exhibit IIIC	List of Regulatory Approvals
Exhibit IIID	Stock Consideration Terms

SCHEDULES:

Disclosure Schedules

3

This Asset Purchase Agreement (this “Agreement”) is made and dated as of June 25, 2026 (the “Agreement Date”), by and between LUCERNO DYNAMICS, LLC, a North Carolina limited liability company (“Seller”), and RADNOSTIX, INC., a Texas corporation (“Buyer”). Seller and Buyer are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Seller is engaged globally in, among other things, the manufacturing, distribution, marketing and selling of certain medical devices and related software, accessories, and consumables commonly known as the Lara System, Lara Sensor Pad, and Ellexa Explorer Software (the “Products”); and

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, certain assets relating to Exploitation of the Products and its components referred to as the Purchased Assets (as defined below), including all related Intellectual Property held by Seller; and

WHEREAS, this is an asset purchase agreement, and Buyer is not assuming any liabilities of the Seller except as expressly set forth herein solely with respect to the Assigned Contracts; and

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants, and agreements contained herein, and for other good and valuable consideration, the Parties, intending to be legally bound, agree as follows:

DEFINITIONS

As used in this Agreement, the following capitalized terms shall have the meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling (including, but not limited to, all directors and officers of such Person), controlled by or under direct or indirect common control with, such Person. For purposes of this definition, the term “control” when used with respect to a Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling,” “controlled by” and “under direct or indirect common control with” have meanings correlative of the foregoing.

“Agreement” has the meaning set forth in the preamble.

“Application(s)” means collectively all medical device applications (in progress, submitted, pending, or approved) related to the Products and Purchased Assets under the FDA and the EMA, including all (and any similar documentation in other jurisdictions) (i) exemptions and clearances, (ii) PMA authorizations, (iii) CE Marks, (iv) EMA approvals, licenses, license updates, and (v) clearances, subsequent submissions, supplements, exemptions, and amendments thereto with respect to GMP and/or ISO.

“Assigned Contracts” has the meaning set forth in Section 1.1(g).

“Bill of Sale” means the bill of sale with respect to the Purchased Assets to be entered into between Seller and Buyer at the Closing, the form of which is attached hereto as Exhibit A.

“Books and Records” has the meaning set forth in Section 1.1(e).

“Bundled Sale” means the sale or commercialization of any Product together with any other product or service of Buyer, whether they are packaged, invoiced, delivered, or otherwise sold together but have no functional integration.

“Business Day” means any day other than a Saturday, Sunday or official public holiday in the State of New York.

“Buyer” has the meaning set forth in the preamble.

“Buyer Indemnified Parties” has the meaning set forth in Section 8.2.

“Buyer’s Knowledge” [***].

“CE Marks” means declaration of conformity marks under the European Union.

“Closing” has the meaning set forth in Section 4.1.

“Closing Cash Payment” has the meaning set forth in Section 2.1(b)(i).

“Closing Date” has the meaning set forth in Section 4.1.

“Closing Stock Consideration” has the meaning set forth in Section 2.1(b)(ii).

“Competing Activity” has the meaning set forth in Section 7.2(a).

“Copyright” means copyrights, mask work rights, database rights, and applications therefor and registrations thereof.

“Damages” has the meaning set forth in Section 8.2.

“Derivative Work(s)” means: (i) any modification, translation, abridgment, adaptation, or other form in which a preexisting work may be recast, transformed, or adapted, including any “derivative work” as defined in 17 U.S.C. § 101; (ii) any improvement, modification, enhancement, or refinement to an existing invention, whether developed or reduced to practice, and whether or not patentable, including “improvement patents” or divisional patents that incorporate in whole or in part the preexisting technology; (iii) any new data, processes, formulas, or technical information derived from, based upon, or generated through the use of existing information; and (iv) any variation, logo modification or brand extension to any preexisting trademark. For the avoidance of doubt, Derivative Work(s) expressly excludes any RNX Product.

“Design Rights” means all designs, including design history files, and design rights applications and other legislation throughout the Territory regarding all intellectual property rights, and all filings, correspondence or other communications with relevant authorities related to any of the foregoing.

“Earnout Payments” has the meaning set forth in Section 2.1(d)(i).

“Earnout Period” has the meaning set forth in Section 2.1(d)(i).

“Ellexa Explorer Software” means a patented Product which is a 510K exempt quality assurance tool that works with the Lara System to track data and provide analytics.

“Ellexa Explorer Product” means the Ellexa Explorer Software and any Derivative Work thereof.

“EMA” means the European Medicines Agency.

“Encumbrance” means any lien, pledge, security interest, mortgage, any right of refusal (including the right of first refusal or right of last refusal), charge, option, preemptive right, hypothecation, prior assignment, title retention agreement or similar restriction, or any other form of right, interest, security, encumbrance or equity of any nature in favor of any Person other than the Buyer.

“Equipment” means any and all of the equipment, software, and production tools owned by Seller and used in the manufacture and use of the Products and their respective component parts and any other tangible personal property owned by Seller and necessary or useful for the conduct of the Operation and the manufacture and use of the Products and their related components, including the equipment, software, and property set forth in Exhibit IA.

“Excluded Assets” has the meaning set forth in Section 1.3.

“Excluded Liabilities” means any and all liabilities of Seller, whether asserted or arising before, on, or after the Closing Date, that: (i) arise or accrue on or before the Closing Date in connection, directly or indirectly, with the Product or Purchased Assets, the Assigned Contracts, Exploitation, or the conduct of the Operation; (ii) relate in any way to acts or omissions by or on behalf of Seller on or before or after the Closing Date in connection with the Product, the Assigned Contracts, or the conduct of the Operation; or (iii) arise or accrue on or before or after the Closing Date in connection with any products or assets not included in the Purchased Assets or the conduct of any operations or business lines that are not being transferred to the Buyer, including but not limited to Regulatory Liabilities.

“Exclusivity Deposit Cash Payment” has the meaning set forth in Section 2.1(a).

“Exploit” means: (a) with respect to the Product(s), Purchased Assets, the Operation, or any Intellectual Property, the full and unencumbered right to research, develop, test, improve, upgrade, manufacture, make, combine, register, store, warehouse, use, offer for sale, and sell, have made, used, offered for sale, and sold, import, market, promote, export, distribute, lease, rent, place, license, joint venture, partner, collaborate, or commercialize; and (b) without limiting clause (a), with respect to any Copyright or Trademark, to reproduce or create Derivative Works thereof. “Exploitation” has the correlative meaning.

“FDA” means the U.S. Food and Drug Administration.

“GMP” means good manufacturing processes under the FDA.

“Governmental Authorization” means any approval, consent, license, permit, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement, including any Regulatory Approval.

“Governmental Body” means any federal, national, supra-national, regional, state, provincial, local, municipal or foreign government or any court, administrative, arbitral or regulatory agency or commission or other governmental or quasi-governmental authority, agency or instrumentality, including the FDA and EMA.

“Indemnified Party” has the meaning set forth in Section 8.5(b).

“Indemnifying Party” has the meaning set forth in Section 8.5(b).

“Initial Closing Consideration” has the meaning set forth in Section 2.1(b)(ii).

“Intellectual Property” means, in each case as any of the following is in existence as of the Closing Date, the (i) Patents, (ii) Trademarks, (iii) Know-How, (iv) Design Rights, (v) Seller registrations in any jurisdiction for any of the foregoing, (vi) all Copyrights, (vii) all other rights of Seller with respect to inventions, processes and methods, layouts, trade secrets, confidential information and other results of intellectual activity in the industrial, commercial, scientific, literary or artistic fields, whether or not registrable or registered, (viii) any embodiments of any of the foregoing, and (ix) all intellectual property rights owned or licensed by the Seller in and in relation to any and all of the Purchased Assets and that otherwise relate to the manufacturing, distribution, marketing and selling of any Product or works.

“Independent Accountant” means either: (i) Cherry Bekaert (subject to such firm confirming, at the time of engagement, that such firm does not have a conflict with or prior representation of any Party hereto), or (ii) if Cherry Bekaert is unwilling or unable to serve as the independent accountant hereunder, another “top 100” national accounting firm that is mutually agreeable to Buyer and Seller, who, in either case, acting as experts in accounting and not arbitrators, shall resolve the disputed amounts only and make any adjustments to the Earnout Calculation Statement.

“Inventory” has the meaning set forth in Section 1.1(b).

“ISO” means the international organization for standardization under the FDA.

“Know-How” means any and all information, trade secrets, ideas, inventions, invention disclosures, data, files, plans, operating records, instructions, processes, formulas, formulation information, manufacturing technology and know-how, standard operating procedures and protocols, validations, package specifications, chemical specifications, chemical and finished goods analytical test methods, stability data, clinical data, product specifications, drawings, formulae, reports and information, technology, techniques, and clinical, non-clinical, safety and adverse event report data and databases, drug master files (in all cases whether or not patented or patentable) owned or possessed by Seller, or which they have rights to use, that is used or useful to conduct the Operation or otherwise Exploit any and all of the Products, the Operation, and the Intellectual Property that relates in any way to the Products and the Operation, in each case as of the Closing Date.

“Lara Sensor Pad” means a Product registered with the FDA ([***]) as a “Class I” medical device under the FDA that works with the Lara System as a patient adhesive pad for the Lara System probe sensors, and any related parts and accessories.

“Lara System” means the Product registered with the FDA (GUDID registered UDI numbers: [***]) as a Class I medical device that is a nuclear uptake probe system for therapeutic and diagnostic (gamma and positron) dose administrations, and any related hardware, software, parts and accessories.

“Lara System Product” means the Lara System and any Derivative Work thereof.

“Legal Requirement” means any constitution, law, statute, rule, regulation, ordinance, order, decree, edict, ruling, writ, principle of common law, requirement, code or regulation of any Governmental Body.

“Liability” or “Liabilities” means any debts, liabilities, obligations, commitments, claims or complaints, (including taxes or product liability) whether accrued or fixed, known or unknown, fixed or contingent, determined or determinable and whether or not the same would be required to be reflected in financial statements or disclosed in the notes thereto.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is materially adverse to the Products; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) any changes, conditions or effects in the local, United States or foreign economies or securities, financial or credit markets in general (including changes in interest rates or the availability of financing), provided that any such changes do not affect the Seller or the Products in a disproportionate manner; (ii) changes, conditions or effects that affect the industries in which the Seller operates, provided that any such changes do not affect the Seller or the Products in a disproportionately adverse manner as compared to the other participants in the industries in which the Seller operates; (iii) any change, effect or circumstance resulting from an action required by this Agreement; (iv) the effect of any changes in applicable laws or accounting rules, provided that any such changes do not affect the Seller or the Products in a disproportionate manner; (v) any change, effect or circumstance resulting from the announcement of this Agreement; or (vi) conditions caused by acts of terrorism or war (whether or not declared) or any natural or man-made disaster, pandemic or other acts of God.

“Maximum Purchase Price” has the meaning set forth in Section 2.3.

“Operation” means the normal course use of the Purchased Assets and Products by Seller prior to Closing, including any Exploitation, and all related regulatory compliance, including ownership and maintenance of Regulatory Approvals.

“Organizational Documents” means, in relation to a Party: (i) the charter and the bylaws of a corporation, its constitution and any shareholder agreements that relate to the company's shares; (ii) any similar documents adopted or filed in connection with the creation, formation or organization of a Person that is not a corporation; and (iii) any amendment to any of the foregoing.

“Other Transaction Documents” means the Bill of Sale, Trademark assignments, Patent assignments, registration transfers, and any other reasonable documentation to effect the intent of this Agreement.

“Party” and “Parties” have the respective meaning set forth in the preamble.

“Patents” means all, in each case as any of the following is in existence as of the Closing Date, patents, including patent rights, and patent applications, including any provisional, continuation, divisional, continuation in part application, substitution, reissue, renewal, patent term extension or adjustment, reexamination, supplemental protection certificate, extension, registration or confirmation of any patent or patent application, and all filings, correspondence or other communications with patent authorities related to any of the foregoing that relate in any way to either or all of the Purchased Assets, Product and the Operation; and (ii) all of the patent applications and granted patents set forth in Exhibit IIA, all patent applications (including provisional applications) from which such granted patents issued (including those listed on Exhibit IIA hereto), all continuations, continuations in part, substitutions, reissues, renewals, patent term extensions or adjustments, reexaminations, supplemental protection certificates, extensions, registrations or confirmations of any of the foregoing patents or patent applications; and (iii) all filings, correspondence and other communications with patent authorities related to any of the foregoing, and all patent files related to the foregoing maintained by or on behalf of Seller (including by their counsel and patent attorneys).

“Person” means any individual, corporation, partnership, limited liability company, trust, association, organization or other entity or Governmental Body.

“Proceeding” means any action, arbitration, claim, complaint, hearing, investigation, litigation, or suit: (i) made, alleged, commenced or brought by any Person; or (ii) conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Product(s)” means the medical devices and other products which are Exploitable by the Purchased Assets, alone or in conjunction or combination, with other components, including the Lara System, Lara Sensor Pad, and Ellexa Explorer Software, either as component or as a finished medical device product, as the context requires.

“Product Documentation” means, any and all documentation owned or possessed by, or under the control of, Seller that relates to the Product or the Purchased Assets or Operations or related Exploitation of such, including all (a) documentation comprising or relating to the Regulatory Approvals; (b) documentation related to the Product (including with respect to the ability to, Exploit the Product in the Territory as of the Closing Date), including (i) correspondence and reports submitted to or received from a Governmental Body, (ii) relevant supporting documents with respect to such correspondence and reports, and (iii) any approvals, licenses, and rejections; (c) any design history files, design master records, dossiers, drawings, designs, specifications, material sheets, instructions, manuals, notes (including handwritten and electronic), and other technical documentation; (d) any pre-clinical documentation, clinical documentation, test results, abstracts, articles, journals entries; and (e) access and control to the electronic and/or paper quality management system.

“Product Intellectual Property” means the Intellectual Property in existence as of the Closing Date and included in the Purchased Assets.

“Purchase Price” has the meaning set forth in Section 2.1.

“Purchased Assets” has the meaning set forth in Section 1.1.

“Regulatory Approval” means any technical licenses, registrations, authorizations, designations or approvals (including any pre- or post-approval, pricing or Third Party reimbursement approval, or labeling approvals) of any Governmental Body, necessary or useful for, or otherwise related to, the development (including the conduct of clinical trials) and Exploitation of the Product in one or more jurisdictions in the Territory, including but not limited to, FDA listings, clearances, exemptions, authorizations, CE Marks and related Applications (including in-progress, submitted, pending, and approved).

“Regulatory Liabilities” has the meaning set forth in Section 7.1(a)(iii).

“Regulatory Milestone Stock Consideration” has the meaning set forth in Section 2.1(c)(i).

“RNX Product(s)” means (i) any products commercialized by Buyer, including post-Closing, which do not functionally incorporate, in whole or in part, any of the Products or Intellectual Property, or (ii) any products commercialized by Buyer post-Closing that do functionally incorporate, in whole or in part, any of the Products or Intellectual Property however the end user or customer of such product does not have access to, or any ability to utilize any of the functionality of, the incorporated Product or Intellectual Property. For the avoidance of doubt, if a product is initially sold to an end user or customer as an RNX Product pursuant to clause (ii) of the prior sentence and, subsequent to such initial sale, the end user or customer in any way gains access to, or the ability to utilize any of the functionality of the incorporated Product or Intellectual Property, then such product shall no longer be deemed an RNX Product and the net revenue from such product shall be subject to the earnout payments in Section 2.1(d) of this Agreement. For the avoidance of doubt, “incorporated” shall not mean Bundled Sales.

“Sales Milestone Stock Consideration” has the meaning set forth in Section 2.1(c)(ii).

“Seller” has the meaning set forth in the preamble.

“Seller Indemnified Parties” has the meaning set forth in Section 8.3.

“Seller’s Knowledge” [***].

“Tax” or “Taxes” means any and all taxes, assessments, levies, tariffs, duties or other charges, or impositions in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any applicable Governmental Body.

“Technical Transfer” has the meaning set forth in Section 4.2.

“Technical Transfer Completion Date” has the meaning set forth in Section 4.2.

“Territory” means anywhere and everywhere in the entire world.

“Transfer Letters” means the letters requesting the transfer of a Regulatory Approval from Buyer and/or Seller to the applicable Governmental Body, duly executed by Buyer and Seller, to be filed with the Governmental Body in the form appearing in Exhibit IIIB, with regard to Regulatory Approvals.

“Third Party” means a Person who or which is neither a Party nor an Affiliate of a Party.

“Trademark” means any registered or unregistered trademark, service mark, trade dress, logo, trade name, mark, copyright, or domain name, any registration or application therefor, all renewals, modifications and extensions thereof, any rights therein existing under law applicable thereto and all goodwill associated with any of the Products.

“Transfer Taxes” has the meaning set forth in Section 10.1(b)(i).

ARTICLE I
ASSETS PURCHASED

1.1    Purchased Assets. At Closing, Seller shall sell, convey, assign, transfer and deliver possession to Buyer free and clear of all Encumbrances as of Closing, and Buyer shall purchase and acquire from Seller, all of Seller’s legal and equitable rights, title, and interests (on a world-wide basis) in and in relation to the following (the “Purchased Assets”) itemized below:

(a)    Equipment: The Equipment as set forth in Exhibit IA in as-is commercially usable condition and where-as in their current location. Seller shall make arrangements for Buyer to pick up or take delivery of the Equipment and Buyer shall pay for all related transfer or delivery costs. Buyer shall be responsible for any Third Party costs for storage of the Inventory or Equipment following the Closing Date;

(b)    Inventory: Raw materials, inventories, and all stock on hand by the Seller related to the Products and/or Purchased Assets. A list of Inventory is set forth in Exhibit IA (the “Inventory”);

(c)    Product Documentation: The Product Documentation as set forth in Exhibit IA;

(d)    Regulatory Approvals: The Regulatory Approvals as set forth in Exhibit IIIA;

(e)    Books and Records: All books, records, contract documentation, reports, sales and marketing efforts, customer information, mailing and emailing lists, marketing materials and other documentation in each case to the extent exclusively related to the Products, Operations, and relevant Intellectual Property (the “Books and Records”);

(f)    Intellectual Property: The Product Intellectual Property related to the Purchased Assets set forth in Exhibit IIA;

(g)    Existing Contracts: All commercial agreements related to the Purchased Assets and (if any) Third Party licenses related to the Products’ Intellectual Property set forth in Exhibit IA, which shall be assigned by Seller to Buyer at Closing (the “Assigned Contracts”);

(h)    Catch-All: Notwithstanding anything to the contrary, Purchased Assets include sole ownership and exclusive rights thereto, on a world-wide basis: all Applications, Derivative Works, Design Rights, Equipment, and Product Intellectual Property for clarity the product and product line known as the Lara Sensor Pad, the product and product line known as the Lara System, the product known as the Ellexa Explorer Software, and all related accessories, parts, consumables, equipment, software and hardware, plus any Third Party licenses related to any of the above; and

(i)    Other: This Agreement includes the exclusive right for the Buyer, free of any further compensation due to the Seller, to Exploit the Products and its component parts and Purchased Assets and Intellectual Property following the Closing in perpetuity with no restrictions or conditions.

1.2    Excluded Liabilities. Notwithstanding any other provision of this Agreement or any other writing to the contrary, Buyer shall not assume, shall not be deemed to assume, nor have any obligation to pay, perform or discharge any of the Excluded Liabilities. All Excluded Liabilities shall be retained by and shall remain the sole responsibility of Seller. Seller must timely discharge or otherwise satisfy all Excluded Liabilities prior to Closing, or as they later arise and become due without undue delay and in such a way as to ensure that (i) the purpose of this Agreement is not frustrated, and (ii) Buyer's Exploitation, ability to conduct the Operation, and general interests are not adversely affected in any way. For clarity, any liability or obligation under an Assigned Contract that related to the period prior to the Closing Date, or results from a breach by Seller or warranty or other claim arising prior to the Closing Date, shall constitute an Excluded Liability.

1.3    Excluded Assets. Notwithstanding the foregoing, the Purchased Assets shall not include the following assets (collectively, the “Excluded Assets”) of Seller:

(a)    all cash and each Seller bank account;

(b)    all accounts receivable;

(c)    all contracts that are not Assigned Contracts;

(d)    all insurance policies and benefits attributable thereto;

(e)    the Organizational Documents, tax returns, books of account or other records having to do with the organization of Seller as a limited liability company, and all personnel records of Seller;

(f)    all equity interests and other ownership interests in Seller;

(g)    all claims for and rights to receive refunds of Taxes of Seller with respect to any Purchased Asset or Seller’s business for any pre-Closing Tax period; and

(h)    all rights that accrue or will accrue to Seller under this Agreement and the Other Transaction Documents.

ARTICLE II
PURCHASE PRICE AND PAYMENT TERMS

2.1      Purchase Price. The “Purchase Price” is payable as follows:

(a)    Exclusivity Deposit Cash Payment: $50,000.00 cash payment secured by the Purchased Assets and previously paid upon Seller’s execution of the binding and exclusive term sheet, which was delivered by Buyer on April 22, 2026 (the “Exclusivity Deposit Cash Payment”); and

(b)    Closing Consideration: Buyer shall pay Seller the following amounts, on the schedule as listed below:

 (i)    Cash Payment: $100,000 cash payment (the “Closing Cash Payment,” and together with the Exclusivity Deposit Cash Payment, the “Initial Cash Payments”) on the Closing Date by wire transfer of immediately available funds to an account designated in writing by Seller to Buyer;

 (ii)    Closing Stock Consideration: As of the date of this Agreement, Buyer shall grant to Seller, as acquisition consideration under this Agreement, the right to receive shares of Buyer’s common stock having an aggregate value of $750,000 (Seven Hundred and Fifty Thousand U.S. Dollars), with the number of shares to be determined using the 20-day volume weighted average price of Buyer’s common stock as of the applicable vesting date, subject to and in accordance with the terms and conditions set forth in Exhibit IIID (the “Closing Stock Consideration”). The Closing Stock Consideration shall vest and become issuable upon the earlier to occur of (x) the ninetieth (90th) day following the Closing and (y) the Technical Transfer Completion Date, and Buyer shall issue such shares within three (3) Business Days following such vesting date. Section2.1(a) and Section 2.1(b) collectively constitute the “Initial Closing Consideration.”

(c)    Conditional Milestone Payments.

 (i)    Regulatory Milestone Stock Consideration: In order to recognize Seller’s previous public policy efforts to grow the Product’s market in the area of requiring regulatory reporting of large extravasations, as of the date of this Agreement, Buyer shall grant to Seller, as acquisition consideration under this Agreement, the right to receive shares of Buyer’s common stock having an aggregate value of $500,000, with the number of shares to be determined using the 20-day volume weighted average price of Buyer’s common stock as of the applicable vesting date, subject to and in accordance with the terms and conditions set forth in Exhibit IIID (the “Regulatory Milestone Stock Consideration”). The Regulatory Milestone Stock Consideration shall vest and become issuable upon the earlier to occur of: (i) the Nuclear Regulatory Commission signing new or amended regulations, including 10 CFR Part 35 or other applicable regulations, providing that reporting of radiopharmaceutical extravasations will be based on an objective dose-based threshold; and (ii) the passage of H.R. 2541, the Nuclear Medicine Clarification Act, or similar legislation from a future Congressional session, that includes an objective dose-based threshold to be monitored/reported for all unit dose U.S. nuclear medicine patients. If one of the events described in this clause (c)(i) does not occur within seven (7) years of the Agreement Date, no Regulatory Milestone Stock Consideration shall vest.

 (ii)    Sales Milestone Stock Consideration: In order to encourage Seller’s efforts in assisting Buyer post-Closing, as of the date of this Agreement, Buyer shall grant to Seller, as acquisition consideration under this Agreement, the right to receive shares of Buyer’s common stock having an aggregate value of $250,000, with the number of shares to be determined using the 20-day volume weighted average price of Buyer’s common stock as of the applicable vesting date, subject to and in accordance with the terms and conditions set forth in Exhibit IIID (the “Sales Milestone Stock Consideration”). The Sales Milestone Stock Consideration shall vest and become issuable upon Buyer’s successful placement with customers of nine (9) 140 keV Lara Systems and ten (10) 511 keV Lara Systems. If the events described in this clause (c)(ii) do not occur within seven (7) years of the Agreement Date, no Sales Milestone Stock Consideration shall vest.

(d)    Additional Earnout Payments.

 (i)    General. Revenue share from Buyer’s Exploitation of the Purchased Assets (“Earnout Payments”) shall be paid by the Buyer to the Seller from the Closing Date until the Maximum Purchase Price is achieved (the “Earnout Period”), all in accordance with the terms set forth below:

 (ii)    Earnout Payment Calculations. During the Earnout Period, Earnout Payments shall be made as follows:

 (1)    Lara System Sales. During the Earnout Period, Buyer shall pay Seller an Earnout Payment on the sale or placement of each Lara System Product equal to the greater of: (a) $[***] per Lara System Product; or (b) [***]% of net revenues as attributed to the value of the Lara System Product, and if and when a Lara System Product represents only one component of a bundled product set containing products in addition to a Lara System Product, Seller’s Earnout Payment of [***] shall not include any additional value of products other than the Lara System Product.  The following examples are illustrative and are intended to further demonstrate the Parties’ mutual agreement on the calculation of Earnout Payments during the Earnout Period:

[***]]

(2)    Ellexa Explorer Sales. During the Earnout Period, Buyer shall pay Seller an Earnout Payment for the sale or license of Ellexa Explorer Products using the following values:

(i)     Initial Subscription Contracts – [***] for each subscription agreement entered; plus

(ii)   Remaining Years of Software Subscription – greater of (x) [***]% of net revenues over the life of such subscription agreement or (y) [***] per license.

(3)    Exploitation of Data included in the Purchased Assets. Without duplication of the Earnout Payments payable pursuant to clauses 2.1(d)(ii)(1) and 2.1(d)(ii)(2) above, if, separate and apart from sales and/or licenses of Lara System Products and/or Ellexa Explorer Products, Buyer sells, licenses or otherwise Exploits to any Third Party any of the data included in the Purchased Assets, the Buyer shall pay Seller an Earnout Payment equal to five percent (5%) of Buyer’s net revenues attributed to such sale or license.

(4)    Sale of Lara Systems for Research Without an Ongoing Ellexa Explorer Subscription. Without duplication of the Earnout Payments payable pursuant to clauses 2.1(d)(ii)(1) and 2.1(d)(ii)(2) above, if Buyer sells, licenses or otherwise provides to any Third Party a Lara System Product solely for research purposes (meaning a customer or partner which is doing research and development on how to use or incorporate the Products into their own products or services – e.g. a Lara System Product designed to operate on such Third Party’s local network and without a subscription for future Elexa Explorer services), Buyer shall pay Seller an Earnout Payment equal to [***] of Buyer’s net revenues attributed to such sale or license.

(iii)    Post-Patent Earnout Payments. Effective as of December 31, 2042, all Earnout Payments for Products shall be reduced by 50% but shall continue for the commercial life of the Products. For clarity, this does not include any extensions, Derivative Works, or other legal techniques that may be employed to further extend the life of any Patent, if available.

(iv)    Purchased Inventory Exemption. Notwithstanding anything to the contrary ([***]), no Earnout Payments shall apply to Buyer’s sales following the Closing of Lara System Products from existing inventory at Closing [***] to the extent that such Lara System Products are provided to customers or other end users on a no-charge basis (i.e., free of any fees).

(v)    Procedures Applicable to Determination of the Earnout Payments. All Earnout Payments shall be calculated and paid on a calendar quarter basis (the “Calculation Period”) in accordance with U.S. generally accepted accounting principles.  Within [***] following the conclusion of each Calculation Period, Buyer shall prepare and deliver to Seller a written statement certifying in good faith its calculation of the Earnout Payments due do Seller for such Calculation Period and containing a reasonably detailed description of the components of Buyer’s calculation for such Calculation Period (the “Earnout Calculation Statement”).  Seller shall have [***] after receipt to review the applicable Earnout Calculation Statement (the “Earnout Review Period”). During each applicable Earnout Review Period, Buyer will provide Seller and its representatives with reasonable access to the books and records of Buyer or Buyer’s Affiliates and work papers prepared by Buyer or Buyer’s accountants to the extent related to the applicable Earnout Calculation Statement as Seller may reasonably request solely for the purpose of confirming the proposed Earnout Payment, provided, that such access shall be granted only during ordinary business hours and in a manner that does not unreasonably interfere with the normal business operations of Buyer or Buyer’s Affiliates. Prior to the expiration of the applicable Earnout Review Period, Seller may object to the subject Earnout Calculation Statement by delivering a written notice of objection (an “Earnout Objection Notice”) to Buyer. Any Earnout Objection Notice shall specify the items in the Earnout Calculation Statement disputed by Seller and shall describe in reasonable detail the basis for such objection, as well as the amount in dispute. If Seller fails to deliver an Earnout Objection Notice to Buyer prior to the expiration of the applicable Earnout Review Period, then the subject Earnout Calculation Statement shall be final, conclusive and binding on the parties hereto. If Seller timely delivers an Earnout Objection Notice, Buyer and Seller shall negotiate in good faith to mutually resolve the disputed items and agree upon the resulting Earnout Payment. If Buyer and Seller are unable to reach agreement within [***] following the expiration of the Earnout Review Period, either Party may refer the unresolved disputed items to the Independent Accountant. The Independent Accountant shall thereafter be directed to render a written report on the unresolved disputed items with respect to the Earnout Calculation Statement as promptly as practicable, and to resolve only those unresolved disputed items set forth in the Earnout Objection Notice. If unresolved disputed items are submitted to the Independent Accountant, Buyer and Seller shall each furnish to the Independent Accountant such work papers, schedules and other documents and information relating to the unresolved disputed items as the Independent Accountant may reasonably request. The Independent Accountant shall resolve the disputed items as an expert and not an arbitrator based solely on the applicable definitions and other terms in this Agreement and the presentations by Buyer and Seller, and not by independent review; for the avoidance of doubt, and without limiting the generality of the foregoing, the Independent Accountant shall not have authority to decide any interpretive or procedural matter under this Agreement more broadly, including its own jurisdiction or the scope of its review. The resolution of the dispute and the calculation of the Earnout Payment owed by the Independent Accountant shall be final, conclusive and binding on the parties hereto absent manifest error. The fees and expenses of the Independent Accountant incurred pursuant to this Agreement shall be paid by Seller, on the one hand, and by Buyer, on the other hand, based upon the percentage that the amount actually contested but not awarded to Seller or Buyer, respectively, bears to the aggregate amount actually contested by Seller and Buyer, as determined by the Independent Accountant.

(vi)    Timing of Payment of Earnout Payments. Any Earnout Payment that Buyer is required to pay shall be paid in full no later than [***] following the final determination of any Earnout Payment owed for the applicable Calculation Period (including any final resolution of any dispute raised by Seller in an Earnout Objection Notice). Buyer or its designee shall pay to Seller the applicable Earnout Payment by wire transfer of immediately available funds to an account designated in writing by Seller to Buyer.

(vii)    Post-Closing Covenants. During the Earnout Period:

  (1)    Buyer shall not, directly or indirectly, take any action in bad faith with the intent of avoiding or reducing any Earnout Payment hereunder; and

  (2)    If Buyer proposes to sell, transfer or otherwise make any disposition, directly of, including the obligations under this Agreement: (x) all or substantially all of the assets of Buyer, or (y) all or any substantial portion of the Purchased Assets (including the Lara System and the Elexa Explorer) (whether clause (x) or (y), a “Sale Event”), then Buyer shall: (a) provide Seller with at least ten (10) business days’ prior written notice of such Sale Event; and, (b)(i) in the event of clause (x) above, cause the purchaser of Buyer’s assets to assume all of Buyer’s obligations hereunder with respect to any future Earnout Payments, or (b)(ii) in the event of clause (y) above, cause the ultimate buyer in such Sale Event to acknowledge in writing (with a copy of such writing provided to Seller concurrently with the closing of such Sale Event or promptly thereafter) the assumption of all the obligations of the Buyer with respect to the Earnout Payments hereunder.

2.2    Late Payments. In the event that any payment due under this Agreement is not made when due, such payment shall accrue and be calculated on a daily basis (both before and after any judgment) at an interest rate of twelve percent (12%) per annum for the period from the due date for payment until the date of actual payment; provided, that in no event shall such rate exceed the maximum legal annual interest rate in the State of New York.

2.3    Maximum Buyer Exposure. Notwithstanding anything to the contrary, collectively the aggregate Purchase Price actually paid by Buyer under this Agreement shall not exceed $40,000,000.00 (Forty Million U.S. Dollars) in combined cash and stock value, including but not limited to: Initial Closing Consideration, Regulatory Milestone Stock Consideration, Sales Milestone Stock Consideration, Earnout Payments and any other payments to Seller (collectively, the “Maximum Purchase Price”).

2.4    Payments Conditional on Continued Performance. For clarity, all payments agreed to by Buyer, including those listed in Section 2.1, are conditional upon Seller’s continuous and uninterrupted performance under this Agreement during the period prior to the Technical Transfer Completion Date. For the avoidance of doubt, any Seller non-performance, delay, abandonment or breach of this Agreement prior to the Technical Transfer Completion Date shall result in Buyer having all rights and remedies that may be available to Buyer hereunder as a result of such breach (including without limitation pursuant to Section 2.5 and Section 8.2(b) hereof).

2.5    Set-Off and Claw-back.  Buyer may deduct from any future payments obligated to Seller (including Earnout Payments, Regulatory Milestone Stock Consideration and Sales Milestone Stock Consideration) any liquidated costs, losses, or attorneys' fees arising from an Excluded Liability that is actually paid or assumed by Buyer. If no future payments remain, or if such payments are insufficient to cover any Excluded Liability that is paid or assumed by Buyer, Seller shall reimburse Buyer in full within ten (10) calendar days of notice of written demand therefore. Buyer’s good-faith exercise of these rights shall not constitute a breach of this Agreement.

ARTICLE III
INTELLECTUAL PROPERTY

3.1    IP Rights. As of the Closing Date, Seller, hereby transfers and assigns in perpetuity to Buyer, and Buyer hereby accepts, an exclusive, transferable, royalty-free, permanent, perpetual and irrevocable right to and the ownership of all Intellectual Property owned or held for use by Seller and related to the Purchased Assets. For clarity, after Closing, Buyer shall have the right to commercially exploit, make improvements, create Derivative Works, and take any other actions related to the Intellectual Property, including selling, encumbering, assigning, improving, or any other action or transmutation related to the Intellectual Property as the sole owner. Furthermore, all Third Party rights and/or ownership related to any such Intellectual Property, if any, shall also be transferred from Seller to Buyer by the Closing Date, and if non-transferrable then Seller shall use commercially reasonable efforts to procure such rights on behalf of Buyer prior to the Closing Date.

3.2    Seller’s Cooperation’. Seller shall provide to the Buyer, provided Buyer is not in default of this Agreement, whatever reasonable documentation that may be reasonably requested by Buyer regarding Buyer’s legitimate use and/or ownership of the Products and/or Intellectual Property following the Closing, and Seller shall reasonably cooperate to expeditiously transfer all such ownership rights to Buyer, including but not limited to executing any necessary or desirable documents to transfer ownership of the Purchased Assets and related Intellectual Property, and to provide all other reasonable cooperation to effect the intent of this Agreement.

3.3    Perpetual Use of Lucerno Name and Marks. For the avoidance of doubt, Seller’s name and Trademarks are included in the Purchased Assets and shall become the property of Buyer at Closing, for use by Buyer in Exploitation of the Products and Purchased Assets, and to notify the marketplace of this transaction on a perpetual basis following the date of Closing.

3.4    IP Maintenance. Seller shall be exclusively responsible prior to the Closing to maintain and pay all registrations of the Intellectual Property and Buyer shall be exclusively responsible for all such costs and expenses following the Closing.

3.5    Seller’s Rights Upon Closing. As of the Closing Date, Seller shall stop all Exploitation of the Purchased Assets including but not limited to the usage of the Products’ Intellectual Property, except to notify vendors, customers or potential customers of the transfer of the Purchased Assets to the Buyer.

ARTICLE IV
CLOSING

4.1    Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the date of the execution and delivery of this Agreement (the “Closing Date”). The Closing will occur electronically on the Closing Date and will be deemed effective as of the Closing Date. All proceedings to be taken and all documents to be executed and delivered by all parties at the Closing will be deemed to have been taken and executed simultaneously and no proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

4.2    Transfer of Purchased Assets. From the Closing Date and for a ninety (90) day period thereafter, Buyer will work with Seller and its management team to transfer the Purchased Assets into Buyer’s name and transfer access and rights to Purchased Assets to the Buyer (the “Technical Transfer”). Upon completion of the Technical Transfer, and all Purchased Assets and related items have been transferred, Seller shall certify in writing to Buyer, for Buyer’s written acknowledgement (such acknowledgment not to be unreasonably withheld) that the Technical Transfer is complete (the date of such fully executed certificate by both Seller and Buyer, the “Technical Transfer Completion Date”).

4.3    Closing Deliverables.

  (a)    Seller’s Deliverables. At the Closing, Seller shall deliver to Buyer the following:

(i)    The Bill of Sale duly executed by Seller, transferring the Purchased Assets to Buyer in the form set forth in Exhibit A;

(ii)    a certificate of the Chief Executive Officer (or equivalent officer) of Seller certifying as to (1) the resolutions of the board of managers of Seller, duly adopted and in effect, which authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby; and (2) the names and signatures of the officers of Seller authorized to sign this Agreement and the documents to be delivered hereunder;

(iii)    Product Documentation identified in Section 1.1(c) and the Books and Records identified in Section 1.1(e), to be delivered to the Buyer in original hard copy where available and by electronic transmission where available (or within a commercially reasonable time frame after Closing);

(iv)    The Transfer Letters in the form set forth in Exhibit IIIB;

(v)    Evidence reasonably satisfactory to Buyer of Seller de-listing the Products from the FDA;

(vi)    Delivery of the Equipment and Inventory, and any other physical items related to the Purchased Assets, as set forth in Exhibit IA (or within a commercially reasonable time after Closing);

(vii)    Assignment of Assigned Contracts listed in Exhibit IA (or within a commercially reasonable time after Closing for those that require prior notice or consent to assignment); and

(viii)    Patent Transfer Letters in Exhibit IIB, and Trademark and Copyright Transfer Letters in Exhibit IIC.

 (b)    Buyer’s Deliverables. At the Closing, subject to Seller’s performance, Buyer shall deliver to Seller evidence of Buyer’s grant to Seller, pursuant to Section 2.1 and Exhibit IIID, of the right to receive the Stock Consideration, including the Closing Stock Consideration, the Regulatory Milestone Stock Consideration and the Sales Milestone Stock Consideration, in each case subject to vesting and issuance in accordance with Section 2.1 and Exhibit IIID; provided that the Parties acknowledge and agree that Exhibit IIID constitutes the operative grant terms for the Stock Consideration and that no separate stock grant agreement is required. Buyer’s obligation to issue any vested Stock Consideration shall be subject to Seller’s delivery of any applicable Issuance Documentation reasonably requested by Buyer in accordance with Exhibit IIID.

4.4    Seller’s Post-Closing Obligations. Following Closing, Seller shall provide to the Buyer whatever reasonable documentation, submissions, or actions that may be reasonably requested by Buyer regarding any Purchased Assets which have not been transferred to, or placed in the possession of the Buyer at Closing, and Seller shall reasonably cooperate to expeditiously transfer all such ownership rights to Buyer, and effectuate such transfers, including but not limited to executing any necessary or desirable documents to transfer ownership of the Purchased Assets and related Regulatory documentation, and to provide all other reasonable cooperation to effect the intent of this Agreement. This includes, but not limited to, FDA / EUDAMED / TGA registrations, and all other assets listed on Exhibit IA.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedules, Seller represents and warrants to Buyer that the statements contained in this ARTICLE V are true and correct as of the Closing Date:

5.1    Incorporation and Good Standing. Seller is duly organized, validly existing, and in good standing under the laws of the State of North Carolina, with full corporate power and authority to conduct the Operation as it is now being conducted and to own or use the Purchased Assets and related Intellectual Property.

5.2    Authority; Enforceability; No Conflict; Affiliates. Seller has the requisite corporate power and authority to enter into this Agreement and the Other Transaction Documents and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Other Transaction Documents by Seller and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by Seller. This Agreement and the Other Transaction Documents have been executed and delivered by Seller, and assuming the due authorization, execution and delivery of this Agreement and the Other Transaction Documents by Buyer and any other parties thereto, this Agreement and the Other Transaction Documents constitute the legal, valid and binding obligations of Seller, enforceable against it in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally and to general principles of equity regardless of whether considered in a proceeding in equity or at law. Without limiting the foregoing, all resolutions have been passed by the relevant directors and members of the Seller, as required (including under the Organizational Documents of the Seller, and applicable shareholder agreements and other agreements relating to the Seller as applicable) in order to authorize the entry by the Seller into this Agreement and the Other Transaction Documents and the entry into and implementation of the arrangements (including the assignment and granting of rights and the sale and transfer of the Purchased Assets to Buyer) contemplated by this Agreement and the Other Transaction Documents. Seller has no subsidiaries or any investments, ownership, agreements, collaborations, joint ventures, or other business dealings or relationships which may be considered an Affiliate or subsidiary.

5.3    Non-contravention. Except for as set forth on Schedule 5.3, neither the execution and delivery of this Agreement or the Other Transaction Documents nor the consummation or performance of any of the transactions contemplated hereby or thereby by Seller as applicable will: (i) conflict with, or result in any violation or breach of, any provision of the Organizational Documents of Seller; (ii) violate any Legal Requirement applicable to Seller or the transactions contemplated hereby; (iii) result in the creation of any Encumbrance upon any of the Purchased Assets; conflict with, result in any violation or breach of, constitute a default (or give rise to a right of termination, modification, amendment, cancellation or acceleration of any obligation or loss of any material benefit or to increased, additional, accelerated or guaranteed rights or entitlements of any Person) under, require a notice, consent or waiver under, or require the payment of a penalty under, any of the terms, conditions or provisions of any Assigned Contract or any other agreement or arrangement to which Seller is a party.

5.4    Governmental Approvals. Except for any filings that may be required to comply with antitrust laws and the notices and other filings with applicable regulatory authorities, Seller is not and will not be required to give any notice to any Governmental Body or obtain any Governmental Authorization in connection with the execution and delivery of this Agreement or the Other Transaction Documents or the consummation or performance of any of the transactions contemplated hereby and thereby, except for such notices, approvals, consents or authorizations set forth on Schedule 5.4 or those which have been obtained or made or which, if not obtained or made, would not reasonably be expected to be materially adverse to or otherwise interfere with the consummation or performance of any of the transactions contemplated hereby and thereby.

5.5    Title of Purchased Assets, Condition. Except for as set forth on Schedule 5.5, Seller has good and transferable title to each of the Purchased Assets, free and clear of all Encumbrances and Liabilities. Seller has not made any previous transfers of any Regulatory Approvals to any other party and upon the Closing of the transactions contemplated by this Agreement, Buyer shall exclusively acquire all right, title and interest of Seller, to and under the Purchased Assets, free and clear of all Encumbrances and Liabilities. The Equipment is, to Seller’s Knowledge, in normal operating condition, reasonable wear and tear excepted. The Inventory is new, to Seller’s Knowledge, without defects and in a sellable condition.

5.6    Equipment. All Equipment and other tangible personal property owned by Seller that is necessary for or used in the conduct of the Operation is listed in full at Exhibit IA.

5.7    Compliance With Legal Requirements; Governmental Authorizations. Seller is, and during the three-year period immediately preceding the date of this Agreement has been, in compliance in all material respects with all regulatory authorities and Legal Requirements applicable to the Operation and the Purchased Assets. The Seller has all material Governmental Authorizations necessary for the conduct of the Operation as being conducted prior to and on the Closing Date.

5.8     No Proceedings; Orders. There is no pending Proceeding: (a) relating to the Operation, the Product, or the Purchased Assets, including related Intellectual Property; or (b) that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, the Operation or any of the transactions contemplated hereby; and, to the Knowledge of Seller, no such Proceeding has been threatened. There is no adverse order issued by any Governmental Body to which any Purchased Asset or the Operation is subject.

5.9     Contracts. Except for as set forth on Schedule 5.9:

(a)    Seller is not a party to, or bound by, or affected in any way by, any oral or written contract, lease, license, indenture, agreement, commitment, or any other arrangement (including but not limited to broker, agency, consulting, loan, mortgage, line of credit, security, royalty, milestones, research & development, in-license, out-license, manufacturing, services, supply, and/or distribution agreements), that is related in any way to the Product, Purchased Assets, or conduct of the Operation or that is material thereto except those listed in Exhibit IA .

(b)    Seller is not a party to any agreement with a Third Party anywhere in the world that (i) limits or restricts the use of any Product’s Intellectual Property; (ii) would impose any non-competition, non-solicitation, exclusivity, right of first offer, right of first negotiation, most favored nation, or other such material restriction on the conduct of the Operation or the Exploitation of the Products; or (iii) imposes any duty to prosecute, maintain or enforce any Product’s Intellectual Property.

(c)    Seller is not a party to any governmental contracts.

(d)    Seller is current and in good standing with respect to all material contracts and obligations related to the Purchased Assets, including but not limited to dealings with [***] There are no disputes known or, to Seller’s Knowledge, pending, or unpaid and past-due material balances that Seller will be unable to pay with respect to any third party related to the Purchased Assets in this Agreement.  All formal registrations of Intellectual Property, and regulatory applications and registrations, are, to Seller’s Knowledge, paid-up and current in all material respects.

5.10    Intellectual Property. Except for as set forth on Schedule 5.10,

(a)    Patents. No expired patents exist for the Purchased Assets and all patents, registered or unregistered, held by Seller that relate in any way to any or all of the Products, Purchased Assets, and the Operation are included in the Purchased Assets. All Patents and related inventions, whether registered or unregistered, held by Seller that relate in any way to any or all of the Products, Purchased Assets, and the Operation or Exploitation are listed in full at Exhibit IIA, including any patents being waived for the exclusive favor of Buyer.

(b)    Trademarks. All trademarks registered or unregistered, held by Seller that relate in any way to any or all of the Products, Purchased Assets, and the Operation are included in the Purchased Assets. All Trademarks, whether registered or unregistered, held by Seller that relate in any way to any or all of the Products, Purchased Assets, and the Operation are listed in full at Exhibit IIA.

(c)    Seller (i) is the sole and exclusive owner of all Product Intellectual Property, free and clear of any Encumbrances; (ii) has good title to Product Intellectual Property; and (iii) has the ability to transfer to Buyer, without the consent of any Third Party, all of the ownership and title to the Product Intellectual Property, free and clear of all Encumbrances, and upon the consummation of the transactions contemplated by this Agreement, and by Closing, Seller shall have ensured that Buyer will acquire all right, title and interest in, to and under the Product Intellectual Property, free and clear of all Encumbrances, including any intellectual property necessary for Buyer’s free and unencumbered Operation and Exploitation as contemplated in this Agreement.

(d)    There is no pending or, to the Knowledge of Seller, threatened Proceeding against Seller (i) alleging that the present or past conduct of the Operation or Exploitation of the Products or Product Intellectual Property does or did infringe, misappropriate or otherwise violate the Intellectual Property rights of a Third Party; (ii) disputing the right, title or interest of Seller in or to any of the Product Intellectual Property; or (iii) brought by a Third Party that challenges the validity, enforceability, or registrability of any of the Product Intellectual Property; and (iv) to the Knowledge of Seller, with respect to any country in the Territory where a given item of Product Intellectual Property is registered (i.e., a Patent, a registered Trademark or a registered Copyright) or the subject of a pending application, that given item of Product Intellectual Property is not being infringed, misappropriated or otherwise violated by any Third Party in such country in the Territory where the given item of Product Intellectual Property is registered or is the subject of a pending application.

(e)    Seller owns all right, title and interest in the Intellectual Property, the Intellectual Property does not, to Seller’s Knowledge, infringe or constitute a misappropriation of any intellectual property rights of any Third Party, and Seller has not entered into any agreement inconsistent with this Agreement and has not otherwise granted to any Third Party any rights inconsistent with the rights granted to Buyer under this Agreement.

(f)    All necessary filing, issuance, renewal, registration and maintenance fees, and related filings, due from Seller through the Closing with respect to any Intellectual Property registrations have been paid or will be timely paid, and have been filed or will be timely filed, as applicable, by Seller.

(g)    Seller has taken commercially reasonable measures to protect the proprietary nature of, and to maintain in confidence, the Know-How that is not in the public domain.

(h)    Except for the Assumed Contracts, Seller has not granted any licenses under or in relation to any of the Product Intellectual Property to any party that are still in effect.

(i)    The execution and delivery of this Agreement and the other Transaction Documents by Seller and the consummation of the transactions contemplated hereby and thereby will not result in the breach of or create on behalf of any Third Party the right to terminate or modify, any of the rights in any of the Product Intellectual Property.

5.11    Regulatory Matters.

(a)    Lawful Use and Distribution. The Products are and have been Exploited by or on behalf of Seller in the Territory only in compliance in all material respects with all applicable Regulatory and Legal Requirements, including (i) requirements to possess Governmental Authorizations in those countries necessary to do so and otherwise necessary to conduct the Operation as conducted by the Seller on and prior to the Closing Date, and (ii) as applicable, those requirements relating to GMP, good laboratory practices and good clinical practices.

(b)    All of Seller’s material Governmental Authorizations remain valid and in full force and effect. Seller has not (i) voluntarily recalled, suspended or discontinued any Product at the request of any Governmental Body or (ii) received written notice from the any Governmental Body that it has commenced, or intends to initiate, any action to withdraw any Governmental Authorization regarding the Product, to place additional sales or marketing restrictions on or request the recall of the Product, or to enjoin or place additional restrictions on the production of the Product.

(c)    All maintenance and other fees related to any Regulatory Approval occurring prior to the Closing Date have been paid. Seller is not aware of any fact, Matter, or thing that has the potential to result in a material recall or other material adverse effect with respect to the Product or the Operation (including status or conditions of Regulatory Approvals).

(d)    There has been no research, development, testing, sales, or distribution of the Product outside of the Territory performed by or on behalf of Seller.

(e)    Seller has made available to Buyer as of the date of this Agreement complete and correct copies of each Regulatory Approval submitted to the applicable regulatory authorities, including all supplements and amendments thereto. The Regulatory Approvals constitute all approvals, licenses, registrations (except manufacturing establishment registrations) or authorizations of any Governmental Body necessary to Exploit the Product, including labeling approvals.

(f)    Seller has submitted to the applicable regulatory authorities and other Governmental Bodies in a timely manner required notices and reports (including but not limited to adverse experience reports and annual reports), in material compliance with the Acts and other applicable Legal Requirements.

(g)    Seller has made available to Buyer as of the date of this Agreement complete and correct copies of all material scientific and clinical data of Seller relied upon to support Regulatory Approval and all material written correspondence with all regulatory authorities with respect to the Product.

(h)    To Seller’s Knowledge, there have not been and are not now any investigations, adverse Third Party allegations, or actions, or claims against Seller, including any pending or threatened action against Seller, in any court or by or before any Governmental Body, with respect to the Product, or Seller’s obligations set forth herein, including any which may adversely affect Seller’s ability to perform its obligations under this Agreement.

(i)    Neither Seller nor any officer, employee or agent of Seller has: made an untrue statement of material fact or fraudulent statement to any Governmental Body; failed to disclose a material fact required to be disclosed to any Governmental Body; or committed an act, made a statement, or failed to make a statement (including with respect to any scientific data or information) that was inaccurate or dishonest or would amount to a breach of any law or regulation, including with respect to laws relating to bribery or dishonesty under the legislation of applicable state jurisdictions, in each case as related to the Product or the Operation.

(j)    Neither Seller nor, to Seller’s Knowledge, any of its manufacturers of the Product have received any warning letters in the last three years from any Governmental Body relating to the Product or the Operation or that have the reasonable potential to impact on the Exploitation of the Product.

(k)    There is no written correspondence affecting Seller with any Governmental Body that reflects any safety concerns, including but not limited to recalls, field alert reports, product complaints, adverse reaction notices, investigations, investigator notices, or safety notices, with respect to the Purchased Assets, Product, or Operations. Seller has made available to Buyer all written formal communications relating to the Purchased Assets, Product and the Operation submitted by or on behalf of Seller to any Governmental Body.

5.12    Brokers or Finders. Except for as set forth on Schedule 5.12, Seller has not retained any agent, broker, investment banker, financial advisor or other firm or Person that is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.

5.13    Taxes. There are no unpaid Taxes of, or payable by, Seller that constitute or that could potentially give rise to an Encumbrance upon any of the Products or Purchased Assets.

5.14    Liabilities. There are no material Liabilities affecting Seller, and no material Liability claims have been received in writing by Seller and, to Seller’s Knowledge, no such claims have been threatened against Seller, in each case, relating to the Purchased Assets, Product, or the Operation. There is no judgment, order or decree outstanding against Seller relating to product liability claims with respect to the Purchased Assets, Product, or the Operation.

5.15    Completeness. All lists and exhibits related to Purchased Assets provided by Seller pursuant to this Agreement, e.g. in Section 1.1(a) – 1.1(g), are complete and accurate in all material respects.

5.16    No Material Adverse Effect. To Seller’s Knowledge, during the period from January 1, 2026 through the Closing Date, no Material Adverse Effect has occurred.

5.17    No Other Representations. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN OR OTHERWISE: (A) THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE V AND ANY OTHER PART OF THIS AGREEMENT (AS QUALIFIED BY THE DISCLOSURE SCHEDULES) ARE AND SHALL CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES MADE WITH RESPECT TO SELLER AND THE PURCHASED ASSETS IN CONNECTION WITH THIS AGREEMENT AND/OR THE TRANSACTIONS CONTEMPLATED HEREBY, AND (B) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES REFERRED TO IN CLAUSE (A) ABOVE, NONE OF THE SELLER OR ANY OF ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE OR IS MAKING, AND NEITHER BUYER NOR ANY OF ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES IS RELYING ON, ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, STATUTORY OR OTHERWISE, OF ANY NATURE, AND ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, ARE EXPRESSLY DISCLAIMED. THE FOREGOING SHALL NOT LIMIT OR PREJUDICE ANY CLAIM BASED ON FRAUD.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the Disclosure Schedules, Buyer represents and warrants to Seller that the statements contained in this ARTICLE VI are true and correct as of the Closing Date:

6.1    Incorporation and Good Standing. Buyer is a corporation, validly existing, and in good standing under the laws of Texas and publicly listed on the Over The Counter (OTC) under the ticker INIS.

6.2    Authority; Enforceability, No Conflict. Buyer has the requisite power and authority to enter into this Agreement and the Other Transaction Documents and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Other Transaction Documents by Buyer and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by Buyer. This Agreement and the Other Transaction Documents have been duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery of this Agreement and the Other Transaction Documents by Seller, this Agreement and the Other Transaction Documents constitute the legal, valid and binding obligations of Buyer enforceable against it in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally and to general principles of equity regardless of whether considered in a proceeding in equity or at law.

6.3    Non-contravention. Neither the execution and delivery of this Agreement or the Other Transaction Documents nor the consummation or performance of any of the transactions contemplated hereby or thereby will (i) violate any provision of Buyer’s Organizational Documents; (ii) violate any Legal Requirement applicable to Buyer or the transactions contemplated hereby; or (iii) result in the breach or violation of, or constitute a default under, any material contract or agreement to which Buyer is a party or by which Buyer may be bound, except in the case of clause (iii) for such violation, breach, or default which would not reasonably be expected to prevent, delay or otherwise interfere with the consummation or performance of any of the transactions contemplated hereby.

6.4    Governmental Approvals. Except for any filings that may be required to comply with antitrust laws and the notices and other filings with applicable regulatory authorities contemplated herein, Buyer is not, and will not be, required to give any notice to any Governmental Body or obtain any Governmental Authorization in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereby, except for such notices, approvals, consents or authorizations which have been obtained or made or which, if not obtained or made, would not reasonably be expected to prevent, delay or otherwise interfere with the consummation or performance of any of the transactions contemplated hereby.

6.5    No Proceedings. There is no pending Proceeding that has been commenced against Buyer that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated hereby, and, to Buyer’s Knowledge, no such Proceeding has been threatened.

6.6    Sufficiency of Funds. Buyer will have immediately available funds in an amount sufficient to pay in cash when due all amounts payable under this Agreement to purchase the Purchased Assets and all fees and expenses incurred in connection with the transactions contemplated hereby, in each case, on the terms and subject to the conditions contemplated by this Agreement. Buyer acknowledges and agrees that Buyer’s performance of its obligations under this Agreement is not in any way contingent upon the availability of financing to Buyer.

6.7    Solvency. At and as of immediately after the Closing, after giving effect to the Closing (and any transactions related thereto or incurred in connection therewith) (including after giving effect to the receipt of any proceeds of any indebtedness incurred by or on behalf of Buyer or its direct and indirect subsidiaries in connection with the transactions contemplated hereby and the use of the proceeds thereof, including any cash or cash equivalents remaining on the balance sheets of such entities), Buyer and its direct and indirect subsidiaries shall, at and as of such time, collectively taken as a whole on a consolidated basis, (i) be able to pay their respective debts as they become due in the ordinary course, (ii) shall own property or other assets with a “fair saleable value” greater than the value of “all of its liabilities, including contingent and other liabilities,” as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of insolvency of debtors and (iii) have adequate capital to carry on their respective businesses.

6.8    Independent Investigation. As of the Closing Date, Buyer has conducted its own independent investigation, review and analysis of, and reached its own independent conclusions regarding, the Purchased Assets. Buyer acknowledges that it and its representatives have been provided access to the personnel, properties, premises, records and other documents and information of and relating to Seller and the Purchased Assets for such purpose. In entering into this Agreement, Buyer represents, acknowledges and agrees that it has relied upon its own investigation, review and analysis and the express disclosures, representations and warranties of the Seller set forth in ARTICLE V (as qualified by the Disclosure Schedules) and anywhere else in this Agreement, and Buyer is not relying upon, no Person has made, and Buyer will not have any right or remedy arising out of, any representation or warranty as to Seller or any Person or this Agreement unless such representation or warranty was expressly set forth in this Agreement.

6.9    Brokers or Finders. Buyer and its officers and agents have not retained any agent, broker, investment banker, financial advisor or other firm or Person that is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.

6.10    No Other Representations. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN OR OTHERWISE: (A) THE REPRESENTATIONS AND WARRANTIES OF BUYER EXPRESSLY SET FORTH IN ARTICLE VI AND ANY OTHER PART OF THIS AGREEMENT (AS QUALIFIED BY THE DISCLOSURE SCHEDULES) ARE AND SHALL CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES MADE BY BUYER IN CONNECTION WITH THIS AGREEMENT AND/OR THE TRANSACTIONS CONTEMPLATED HEREBY, AND (B) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES REFERRED TO IN CLAUSE (A) ABOVE, NONE OF BUYER NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE NOR IS MAKING, AND NEITHER SELLER NOR ANY OF ITS RESPECTIVE AFFILIATES NOR REPRESENTATIVES IS RELYING ON, ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, STATUTORY OR OTHERWISE, OF ANY NATURE, AND ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, ARE EXPRESSLY DISCLAIMED. THE FOREGOING SHALL NOT LIMIT OR PREJUDICE ANY CLAIM BASED ON FRAUD.

ARTICLE VII
OBLIGATIONS AND COVENANTS

7.1    Regulatory Matters, Product Responsibility.

 (a)     Seller Responsibilities.

(i)    Governmental Notices, Communications. From and after the date hereof, Seller shall notify Buyer within three (3) days of notice of any inspection, investigation or other inquiry by, or other material governmental notice or communication from the Governmental Body relating to the Exploitation of the Product and give notice to the notifying Governmental Body of the Buyer’s contact information.

(ii)    Other Notices, Communications. From and after the date hereof, Seller shall notify Buyer within seven (7) days of notice of any inspection, investigation or other inquiry by, or other material notice or communication from any customer or supplier or third party relating to the Exploitation of the Product and give notice to the notifying party of the Buyer’s contact information.

(iii)    Regulatory Action, Recalls. From and after the date hereof, Buyer shall be solely responsible for conducting, handling or processing, at Seller’s sole cost and expense, all regulatory actions and recalls of units of Product, including recalls required by any Governmental Body or voluntary recalls by Seller for any reason, with respect to any Product sold on or prior to the Closing Date (“Regulatory Liabilities”), with any such reasonable cost deducted from any Purchase Price. Buyer shall cooperate with Seller in that case, and is willing to render its services to Seller at a market-reasonable rate and actual expenses, with any such costs to be deducted from the Purchase Price.

(iv)    Transfer or Regulatory Approvals. Promptly after the Closing, Seller shall cause the transfer and amendment of Regulatory Approvals for the Product in any and all jurisdictions and commence taking any and all actions necessary so that the Product can be Exploited by the Buyer under such amended Regulatory Approvals as soon as possible after the Closing Date. Transfer of title to the Regulatory Approvals shall be effective as of the Closing and transfer of title to the Regulatory Approvals for the Product shall occur once (1) Seller receives written notification from the relevant Governmental Body acknowledging the transfer of such Regulatory Approvals, or (2) if such written notification is sent to Buyer, Buyer provides Seller with a copy of such notification. Until such time as Seller receives the written notification from the relevant Governmental Body (directly or through Buyer) acknowledging the transfer of such Regulatory Approval, Seller shall continue to maintain any and all Regulatory Approvals for the Product for the benefit of Buyer at Buyer’s sole cost and expense in accordance with the terms of this Agreement. If Buyer receives the written notification from the relevant Governmental Body acknowledging the transfer of the Regulatory Approval for the Product, Buyer shall provide Seller with a copy thereof within three (3) Business Days of receipt.

(v)    Notification To Customers. Promptly after the Closing, Seller shall use commercially reasonable efforts to communicate to existing customers (and any future customers that may contact Seller) that the Products are no longer Exploited by the Seller and that they have been transferred to the Buyer.

 (b)    Buyer Responsibilities. After the Closing Date, Buyer shall be solely responsible for:

(i)    all regulatory matters with respect to the Product and the other Purchased Assets;

(ii)    taking all actions and conducting all communication with Third Parties in respect of the Product (whether sold before or after the Closing), provided that the Seller shall be responsible for all reasonable costs related to Product sold on or before the Closing;

(iii)    investigating all complaints and adverse events in respect of the Product (whether sold before or after the Closing), provided that the Buyer shall deduct all reasonable costs related to Product sold on or before the Closing from the Purchase Price (including for any Excluded Liabilities); and

(iv)    conducting, handling and/or processing, at Buyer’s sole cost and expense, all mechanically maintenance related warranty and service with respect to the Products sold prior to or on or after the Closing Date.

7.2    Non-Competition.

 (a)    From and after the Closing Date for a period of eight (8) years from the Closing Date, or until the expiration of the last-to-expire of the Patents transferred to Buyer pursuant to this Agreement (excluding any new patent applications filed by Buyer after the Closing Date), whichever period is longer, Seller shall not, directly or indirectly, for its own account or as agent for another, carry on or participate in the ownership, management or control of, or consult for, or license or provide know-how to, or otherwise render services to, or allow its name or reputation to be used in or by, any other present or future business enterprise that, either alone or together with any other Person, engages anywhere in the world in the Exploitation of any product(s) similar to the Products or that competes or may compete with the Products or act as a substitute for any Product, including the sharing, sale, duplication, or advice in regards to the Purchased Assets (a “Competing Activity”).

 (b)    Notwithstanding the foregoing, nothing herein shall limit the right of Seller, as an investor, to hold and make investments in securities of Buyer or any other corporation or other entity that engaged in a Competing Activity and that is listed for trading on a national securities exchange or admitted to trading privileges thereon or actively traded in a generally recognized over-the-counter market; provided, that the aggregate of all of Seller’s beneficial ownership of any such Person other than Buyer does not exceed five percent (5%) of the outstanding equity interests in such corporation or other entity.

 (c)    Seller (on its behalf) agree that the duration and geographic scope of the non-competition provision set forth in this Section 7.2 are reasonable. In the event that any court determines that the duration or the geographic scope, or both, are unreasonable and that such provision is to that extent unenforceable, the Parties agree that the provision shall remain in full force and effect for the greatest time period and in the greatest area that would not render it unenforceable. The Parties intend that this non-competition provision shall be deemed to be a series of separate covenants, one for each and every political subdivision of each and every country where this provision is intended to be effective.

7.3    Wrong Pockets.

 (a)    If either Buyer or Seller becomes aware that any of the Purchased Assets, or other assets which should have been included in the Purchase Assets but is necessary for the Exploitation of the Products, has not been transferred to Buyer at the Closing, it shall promptly notify the Buyer, and the Parties shall, as soon as reasonably practicable, ensure that such property is transferred, with any necessary prior Third Party consent or approval, to the Buyer.

 (b)    If, on or after the Closing Date, either Party shall receive any payments or other funds due to the other pursuant to the terms of this Agreement or any Other Transaction Document, including but not limited to any Assigned Contract, then the Party receiving such funds shall promptly forward such funds to the proper Party. The Parties acknowledge and agree there is no right of offset regarding such payments and a Party may not withhold funds received from Third Parties for the account of the other Party in the event there is a dispute regarding any other issue under this Agreement or any of the Other Transaction Documents.

7.4    Access to Information. After the Closing Date, each of the Parties shall grant to the other such access to financial records and other information in their possession related to their conduct of the Operation and such cooperation and assistance as shall be reasonably required to enable each of them to complete their legal, regulatory, auditing, financial and accounting reporting requirements and for any other reasonable business purpose, including in respect of regulatory, litigation and insurance matters. Each Party shall promptly reimburse the other for such other Party’s reasonable direct, out-of-pocket expenses associated with requests made by such first Party under this Section 7.4, but no other charges shall be payable by the requesting Party to the other Party in connection with such requests.

7.5    Confidentiality

 (a)    Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to Confidential Information of Seller relating solely to the Operation and the Product, except that Buyer may access, use or disclose to (i) an Affiliate of Buyer or (ii) a Third Party who has a bona fide need to know such Confidential Information of Seller, is informed by Buyer or its Affiliate of the confidential nature of such Confidential Information and executes a written agreement agreeing to maintain the confidentiality of the Confidential Information consistent with the requirement of this Agreement, such other Confidential Information of Seller, on a case by case basis, as necessary, and solely to the extent needed, to Exploit the Product or conduct the Operation; provided that no such individual use of such Confidential Information of Seller shall relieve Buyer of its obligations under this Section 7.5(a) in all instances or with respect to any other Confidential Information of Seller. If Buyer discloses Confidential Information of Seller, each such Affiliate of Buyer shall be subject to Buyer’s obligations pursuant to this Section 7.5 with regard to such Confidential Information of Seller and Buyer will be liable and otherwise legally responsible for any breach of this Section 7.5 by its Affiliates with respect to Confidential Information of Seller as if such breach were Buyer’s own.

 (b)    Seller shall treat as confidential and shall safeguard any and all Confidential Information of Buyer to the same degree as if such information were subject to the terms of the Confidentiality Agreement and as if Seller was bound by the confidentiality and non-use provisions (including the provisions regarding mandatory disclosure) of such Confidentiality Agreement. Seller may disclose Confidential Information of Buyer to Third Parties who have a bona fide need to know such Confidential Information of Buyer, are informed by Seller of the confidential nature of such Confidential Information and agree to maintain the confidentiality of the Confidential Information consistent with the requirement of this Agreement.

 (c)    Nothing in this Section 7.5 shall be construed as preventing or in any way inhibiting either Party from complying with applicable law governing activities and obligations undertaken pursuant to this Agreement or any Other Transaction Document in any manner which it reasonably deems appropriate.

7.6     Rules and Restriction Concerning Stock. Seller shall cause all permitted transferees from Seller of any of the stock consideration issued by Buyer hereunder to comply with all terms and conditions regarding such stock consideration as detailed in Exhibit IIID.

ARTICLE VIII
INDEMNIFICATION; REMEDIES

8.1    Survival.

 (a)    The representations and warranties of the Parties contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing until the second anniversary of the Closing Date; provided that the representations and warranties in Sections 5.1 (Incorporation and Good Standing), 5.2 (Authority), 5.12 (Brokers or Finders), and 5.13 (Taxes) (collectively, the “Seller Fundamental Representations”), and Sections 6.1 (Incorporation and Good Standing), 6.2 (Authority), and 6.9 (Brokers or Finders) (collectively, the “Buyer Fundamental Representations”) shall survive until the five (5) year anniversary of the Closing Date.

 (b)    The covenants and agreements of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith (including Seller’s obligation to indemnify, defend and hold harmless Buyer Indemnitees from and against all Excluded Liabilities) shall survive until the last day of the applicable statute of limitations, or for any shorter period explicitly specified herein or therein, except that for such covenants and agreements that survive for such shorter period, breaches thereof shall survive until the last day of the applicable statute of limitations.

 (c)    Notwithstanding Section 8.1(a) and Section 8.1(b), (i) if written notice of a claim for indemnification shall have been given in accordance with, as applicable, Section 8.4 or Section 8.5 on or prior to the expiration of the applicable survival period, the representations, warranties, covenants and agreements that are the subject of such claim shall survive (with respect to such claim) until such time as such claim has been fully and finally resolved; and (ii) any claim for indemnification for fraud or intentional misrepresentation shall survive until the last day of the statute of limitations period.

8.2    Indemnification by Seller. Seller will indemnify, defend, and hold harmless Buyer and its Affiliates and their respective officers, directors, and shareholders (collectively, the “Buyer Indemnified Parties”) for any loss, liability, damage, obligation, fines, penalties, interest, awards, judgments, claims and expenses (including reasonable attorneys’ fees and expenses) (collectively, “Damages”), to the extent caused by or arising from:

 (a)    any inaccuracy or breach of any representation or warranty of Seller in this Agreement;

 (b)    any breach or non-fulfillment by Seller of any covenant or obligation or agreement of Seller in this Agreement;

 (c)    all Excluded Liabilities; and/or

 (d)    any claims for Damages against the Buyer Indemnified Parties for Buyer’s use and Exploitation of the Purchased Assets prior to the Closing Date.

8.3    Indemnification by Buyer. Buyer will indemnify, defend, and hold harmless Seller and their respective officers, directors, and shareholders (collectively, the “Seller Indemnified Parties”) for any Damages, to the extent caused by or arising from:

 (a)    any inaccuracy or breach of any representation or warranty of Buyer in this Agreement;

 (b)    any breach or non-fulfillment by Buyer of any covenant or obligation or agreement of Buyer in this Agreement;

 (c)    any Liability arising after the Closing Date with respect to the Assigned Contracts, subject to Seller’s obligations in ARTICLE V; and/or

 (d)    any claims for Damages against the Seller Indemnified Parties for Buyer’s use and exploitation of the Purchased Assets after the Closing, subject to ARTICLE V.

8.4    Certain Indemnification Limitations. The indemnification provided for in this ARTICLE VIII shall be subject to the following limitations and terms:

(a)    Subject to Section 8.4(c), (i) Seller shall not be liable to the Buyer Indemnified Parties for indemnification under Section 8.2(a) until the aggregate amount of all Damages in respect of indemnification under Section 8.2(a) exceeds [***] (the “Basket”), in which event Seller shall be required to pay or be liable for all such Damages in excess of the Basket, and (ii) the aggregate amount of all Damages for which Seller shall be liable pursuant to Section 8.2(a) shall not exceed [***] (the “Cap”).

(b)    Subject to Section 8.4(c), (i) Buyer shall not be liable to Seller Indemnitees for indemnification under Section 8.3(a) until the aggregate amount of all Damages in respect of indemnification under Section 8.3(a) exceeds the Basket, in which event Buyer shall be required to pay or be liable for all such Damages in excess of the Basket, and (ii) the aggregate amount of all Damages for which Buyer shall be liable pursuant to Section 8.3(a) shall not exceed the Cap.

(c)    Notwithstanding the foregoing, (i) the limitations set forth in Section 8.4(a) shall not apply to Damages based upon, arising out of, with respect to or by reason of (A) any breach of, or inaccuracy in any of Seller Fundamental Representations, or (B) fraud or intentional misrepresentation by or on behalf of Seller; and (ii) the limitations set forth in Section 8.4(b) shall not apply to Damages based upon, arising out of, with respect to or by reason of (A) any breach of, or inaccuracy in, any of the Buyer Fundamental Representations, or (B) fraud or intentional misrepresentation by or on behalf of Buyer. The aggregate amount of all Damages for which Seller shall be liable pursuant to Section 8.2, including with respect to or by reason of any breach of, or inaccuracy in, any of Seller Fundamental Representations, or fraud or intentional misrepresentation by or on behalf of Seller, shall not exceed the amount of the Purchase Price actually paid to Seller hereunder.

8.5       Procedure for Indemnification.

(a)    All claims for indemnification by a Buyer Indemnified Party or any Seller Indemnified Party shall be made in accordance with the provisions of this Agreement.

(b)    Whenever any claim shall arise for indemnification hereunder, the party entitled to indemnification (the "Indemnified Party") shall promptly provide written notice of such claim to the other party (the "Indemnifying Party"). In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any Action by a Person who is not a Party to this Agreement, the Indemnifying Party, at its sole cost and expense and upon written notice to the Indemnified Party, may assume the defense of any such Action with counsel reasonably satisfactory to the Indemnified Party. The Indemnified Party shall be entitled to participate in the defense of any such Action, with its counsel and at its own cost and expense. If the Indemnifying Party does not assume the defense of any such Action, the Indemnified Party may, but shall not be obligated to, defend against such Action in such manner as it may deem appropriate, including, but not limited to, settling such Action, after giving notice of it to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate and no action taken by the Indemnified Party in accordance with such defense and settlement shall relieve the Indemnifying Party of its indemnification obligations herein provided with respect to any damages resulting therefrom. The Indemnifying Party shall not settle any Action without the Indemnified Party's prior written consent (which consent shall not be unreasonably withheld or delayed).

(c)    Exclusive Remedies. Buyer and Seller acknowledge and agree that the indemnification provisions in this ARTICLE VIII shall be the exclusive remedy of Buyer and Seller with respect to the sale and purchase of the Purchased Assets and the transactions contemplated by this Agreement.

ARTICLE IX
DISPUTE RESOLUTION

9.1    Mandatory Procedures. The Parties agree that any dispute arising out of or relating to this Agreement shall be resolved solely by means of the procedures set forth in this ARTICLE IX, and that such procedures constitute legally binding obligations that are an essential provision of this Agreement.

9.2    Negotiation. The Parties shall endeavor to resolve in good faith any disputes or conflict arising from or relating to the subject matter of this Agreement, failing which either Party may submit such dispute for resolution to appropriate senior management of Buyer and Seller.

9.3    Arbitration. Any dispute, controversy or claim which may arise out of or in connection with this Agreement, or the execution, breach, termination or invalidity thereof (including the validity, scope and enforceability of this provision), shall be first negotiated and discussed in good faith between the Parties in an attempt or with a view to have the same amicably resolved within thirty (30) days after the same dispute arises and failing which, finally resolved by arbitration in Dallas, Texas in accordance with the United States Arbitration Act and the Commercial Arbitration Rules of the American Arbitration Association. The place of the arbitration will be Dallas, Texas. The arbitration will be conducted in the English language before a panel of one arbitrator. The arbitrator will promptly meet, fix the time, date, and place of the hearing, and notify the Parties. The arbitration will be conducted within ninety (90) days after any Demand. The arbitrator will promptly transmit an executed copy of its decision to the Parties. The decision of the arbitrator will be final, binding, and conclusive upon the Parties. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Each Party retains the right to seek from a court any interim or provisional relief that may be necessary to protect the rights or property of that Party pending the establishment of the arbitrator’s determination of the merits of the controversy, and any such action will not be deemed incompatible with this Agreement to arbitrate or a waiver of the right to arbitration. The obligations of the Parties under this section are specifically enforceable and will survive any termination of this Agreement. Arbitrators may award to the Party prevailing in the arbitration its reasonable out-of-pocket costs, including the reasonable fees and expenses of the arbitrators and legal counsel incurred in the arbitration proceedings.

9.4    Interim Relief. Notwithstanding the foregoing, nothing contained herein shall prohibit a Party from seeking or obtaining temporary relief from any court of competent jurisdiction pending the outcome of mediation award in any dispute relating to or arising out of this Agreement.

ARTICLE X
GENERAL PROVISIONS

10.1    Expenses and Taxes.

(a)    Expenses. Except as otherwise expressly provided in this Agreement, each Party to this Agreement will bear its respective costs and expenses incurred in connection with the preparation, execution, and performance of this Agreement and any other agreement or document entered into or signed under this Agreement and the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel, and accountants.

(b)    Transfer Taxes.

 (i)    Sales, Use and Other Taxes. The Purchase Price is inclusive of all transfer, documentary, sales, use, valued-added, gross receipts, stamp, registration or other similar transfer taxes (collectively, “Transfer Taxes”) incurred in connection with the transfer and sale of the Purchased Assets as contemplated by the terms of this Agreement, including all recording or filing fees and other similar costs of Closing, that may be imposed, payable, collectible or incurred. All Transfer Taxes shall be borne and paid when due by the Party liable therefor under applicable law. Any tax return that is required to be filed in respect of Transfer Taxes shall be filed by the Party that is customarily responsible for filing such tax return and the other Party shall reasonably cooperate with such filing. The Parties hereto agree to reasonably cooperate with each other to claim any applicable exemption from, or reduction of, any applicable Transfer Taxes.

 (ii)    Tax Invoices. The Seller must issue a Tax invoice to the Buyer no later than seven (7) days following payment of each Transfer Tax inclusive Purchase Price payment.

(c)    All Other Liability for Taxes.

 (i)    Seller shall be responsible for and pay all Taxes arising or resulting from, or relating to, (1) the ownership or use of the Purchased Assets and the conduct of the Operation on or prior to the Closing Date; and (2) as a result of entering into the Agreement.

 (ii)    Buyer shall be responsible for and pay all Taxes (other than Transfer Taxes) arising or resulting from, or relating to, (1) the ownership or use of the Purchased Assets and the conduct of the Operation, after the Closing Date; and (2) as a result of entering into the Agreement.

10.2    Allocation of Purchase Price. Seller and Buyer agree that the transactions contemplated by this Agreement shall be treated for federal income Tax purposes (and, where applicable, state and local income Tax purposes) as a taxable sale by Seller of the Purchased Assets to the Buyer in exchange for the Purchase Price and assumed Liabilities (and other relevant items under Section 1001 of the Internal Revenue Code (“the “Code”), unless otherwise required do so pursuant to a final determination (as defined in Section 1313(a) of the Code or any similar state or local Tax Law). Not later than ninety (90) days after the Closing Date, Buyer will deliver a proposed allocation schedule (the “Allocation Schedule”) allocating the Purchase Price and assumed Liabilities and other relevant items treated as consideration (each as determined for federal income Tax purposes) among the Purchased Assets in accordance with (i) Section 1060 of the Code and the Treasury Regulations promulgated thereunder and (ii) the allocation methodology set forth at Schedule 10.2. Within thirty (30) days following receipt of the Allocation Schedule, Seller may propose adjustments to the Allocation Schedule in writing and Buyer will consider any such proposed adjustments in good faith and will reflect all agreed changes on Internal Revenue Service Form 8594, which Buyer will circulate to Seller for Seller’s written approval and upon such approval (if any) will thereafter serve as the final Allocation Schedule and be binding on Seller and Buyer (and their respective Affiliates). If within thirty (30) days following receipt of the Allocation Schedule, Seller does not deliver to Buyer proposed adjustments to the Allocation Schedule in writing, the Allocation Schedule as prepared by Buyer shall serve as the final Allocation Schedule and be binding on Seller and Buyer (and their respective Affiliates). If Buyer and Seller are unable to mutually agree in writing on the final Allocation Schedule, then such dispute will be submitted to the Independent Accountant for resolution. Buyer and Seller shall file all Tax Returns consistent with the Allocation Schedule as finally and mutually agreed, and neither Buyer nor Seller (nor any of their respective Affiliates), will take or cause to be taken any position or other action inconsistent with the Allocation Schedule as finally and mutually agreed for any Tax reporting purpose, unless required otherwise pursuant to a “determination” as described in Section 1313(a) of the Code.

10.3    Public Announcements.

(a)    Parties shall work together to create a mutually agreed public announcement on the execution and Closing of this Agreement.

(b)    Each of Buyer and Seller agree that the terms of this Agreement and the Other Transaction Documents shall not be disclosed or otherwise made available to the public and that copies of this Agreement and the Other Transaction Documents shall not be publicly filed or otherwise made available to the public, except where such disclosure, availability or filing is required by applicable Legal Requirement or stock exchange requirement. In the event that such disclosure, availability or filing is required by applicable Legal Requirement or stock exchange requirement, each of Buyer and Seller (as applicable) agrees to promptly notify the other Party and to use commercially reasonable efforts to obtain confidential treatment of this Agreement and the Other Transaction Documents with the any Governmental Body and to redact such terms of this Agreement and the Other Transaction Documents as the other Party shall reasonably request to the extent allowable under applicable Legal Requirements. Buyer shall provide Seller the opportunity to review all disclosures, availabilities or filings for which Buyer is seeking confidential treatment with any Governmental Body and shall consider in good faith all of Seller’s reasonable comments thereto. Each Party shall be permitted to disclose the terms of this Agreement, in each case under appropriate confidentiality provisions substantially equivalent (in no event be required to be more restrictive than) to those of this Agreement and the Confidentiality Agreement, to any actual or potential acquirers, merger partners, collaboration partners, alliance partners, sublicensees, licensees and professional advisors.

10.4    Notices. All notices and other communications provided for hereunder shall be in writing, shall specifically refer to this Agreement, shall be addressed to the receiving Party’s address set forth below or to such other address as a Party may designate by notice hereunder, and shall be deemed to have been sufficiently given for all purposes on (a) the next Business Day following the date of first attempted delivery after being mailed by first class certified or registered mail, postage prepaid, (b) the next Business Day after being sent by nationally recognized overnight courier for next Business Day delivery with proof of delivery to the recipient received by the courier in the form of a signature of recipient, (c) when personally delivered or (d) the day that receipt is confirmed (with receipt confirmed by telephone or email) after being sent by email in portable document format (PDF).

If to Buyer:	Radnostix, Inc. 4317 Commerce Circle Idaho Falls, ID, 83401 Attn: Shahe Bagerdjian Email: [***]cc: [***]

If to Seller:	Lucerno Dynamics, LLC c/o Anne Smalling 1608 West 5th Street, Suite 200 Austin, Texas 78703 Attn: [***] Email: [***]
With copy to (which shall not constitute notice):	Queen Saenz + Schutz PLLC [***]

10.5    Giving Effect. Each Party must do (and each Party’s and its directors, officers, employees, contractors, representatives, and agents do), anything (including execute documents and provide required information) reasonably required by the other Party to give full effect to this Agreement and to the rights that it imparts to Buyer, and to otherwise carry out the full intent of this Agreement and the Other Transaction Documents. In the event that Seller is unable or unwilling to fulfill its obligations under this Agreement after Closing, Seller hereby irrevocably appoints Buyer, as well as those at any time acting in their capacity as directors of Buyer, as Seller's attorney to do all things (including execute all necessary documents) on behalf of Seller, but solely to the extent necessary to give effect to the rights granted to Buyer under this Agreement and the Other Transaction Documents, and for no other purpose. Buyer will provide at least 30 days’ notice to Seller before implementing this power of attorney, unless Buyer has a bona-fide regulatory need for providing shorter notice.

10.6    Waiver. The rights and remedies of the Parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law: (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by a Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party; (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on a Party will be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

10.7    Entire Agreement and Modification. This Agreement supersedes all prior agreements between the Parties with respect to its subject matter, including, but not limited to, the Confidentiality Agreement by and between the Parties dated April 8, 2025 and the Term Sheet by and between the Parties dated April 21, 2026 (each of which is expressly terminated concurrent with the Closing), and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter. This Agreement may not be amended or modified except by a written agreement duly executed by each of the Parties hereto. Emails, including emails that bear an electronic “signature block” identifying sender, do not constitute a signed instrument for the purposes of this Agreement.

10.8    Assignments, Successors and No Third Party Rights.

(a)    SSubject to the remainder of this Section 10.8 and Section  2.1(d)(vii), either Party may, in its sole discretion and without any consent of the other Party, assign this Agreement or any of its rights or obligations hereunder, in whole or in part, to an Affiliate or to any Person that acquires all or substantially all of the assets and business of such Party (whether such acquisition is structured as a sale of equity, a sale of assets, a merger or otherwise); provided, that the assigning Party shall not be relieved of its obligations under this Agreement but shall be jointly and severally liable with the assignee hereunder.

(b)    Subject to the other provisions in this Section 10.8 and Section  2.1(d)(vii), this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the Parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties to this Agreement, (and under ARTICLE VIII, the other Buyer Indemnified Parties and Seller Indemnified Parties) any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties to this Agreement, their successors and permitted assigns (and under ARTICLE VIII, the Buyer Indemnified Parties and Seller Indemnified Parties).

(c)    Subject to the other provisions in this Section 10.8 and Section 2.1(d)(vii), in the event of a direct or indirect change of control to a Party which may impact the rights or economics under this Agreement of the other Party, the Party experiencing such change of control shall use commercially reasonable efforts to ensure there are methods to protect any transitional obligations of Seller, and the value of the Earnout Payments, including converting other similar currency, and/or other stock or cash of equivalent value.

10.9    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

10.10    Specific Performance. The Parties agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of them hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that a Party shall be entitled to seek an injunction or injunctions, specific performance, or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of damages or otherwise in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity. Each Party hereby waives (a) any requirement that the other Party post a bond or other security as a condition for obtaining any such relief, and (b) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate. The Parties agree that the right of specific performance is an integral part of the transactions contemplated by this Agreement and without this right, neither Seller nor Buyer would have entered into this Agreement.

10.11    Force Majeure. Except for the obligation to make payment when due, each Party shall be excused from liability for the failure or delay in performance of any obligation under this Agreement by reason of any event beyond such Party’s reasonable control, including but not limited to acts of nature, fire, flood, explosion, earthquake, or other natural forces, war, civil unrest, acts of terrorism, accident, destruction or other casualty, any lack or failure of transportation facilities, any lack or failure of supply of raw materials, any strike or labor disturbance, or any other event similar to those enumerated above. Such an excuse from liability shall be effective only to the extent and duration of the event causing the failure or delay in performance and provided that the Party has not caused such an event to occur. Notice of a Party’s failure or delay in performance due to force majeure shall be given to the other Party promptly after its occurrence. All delivery dates under this Agreement that have been affected by force majeure shall be tolled for the duration of such force majeure. In no event shall any Party be required to prevent or settle any labor disturbance or dispute.

10.12    Section Headings; Construction; Conflicts. All bare references to “Section” or “Sections” without the accompanying words “of the Exhibit” refer to the corresponding Section or Sections of this Agreement. All references to “hereof,” “hereto” and “hereunder” shall refer to this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. All currency amounts referred to in this Agreement are in US Dollars unless otherwise specified. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms. When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated. The lists, table of contents and headings contained in this Agreement shall assist in the interpretation and meaning of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. This Agreement was negotiated by the Parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party shall not apply to any construction or interpretation hereof. In the event of any conflict between the provisions of this Agreement and the provisions of any Other Transaction Document, the provisions of this Agreement shall prevail.

10.13    Governing Law. This Agreement will be governed by the laws of the State of New York, USA, without regard to conflicts of laws principles that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction.

10.14    Execution of Agreement; Counterparts. This Agreement and any amendment hereto may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. The exchange of copies of this Agreement or amendments thereto and of executed signature pages by facsimile transmission or by email transmission in portable document format (PDF), or similar format, shall constitute effective execution and delivery thereof as to the Parties and may be used in lieu of the original Agreement or amendment for all purposes. Signatures of the Parties transmitted by facsimile or by email in portable document format (PDF), or similar format, shall be deemed to be their original signatures for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have duly executed and delivered this Agreement as of the date first written above.

LUCERNO DYNAMICS, LLC

By:	/s/ Ron Lattanze
Name: Ron Lattanze
Title: CEO

RADNOSTIX, INC.

By:	/s/ Shahe Bagerdjian
Name: Shahe Bagerdjian
Title: President & CEO

EXHIBIT A

Form of Bill of Sale

[***]

EXHIBIT IA

ASSET LIST

[***]

EXHIBIT IIA

LIST OF PATENTS, TRADEMARKS & COPYRIGHTS INCLUDED IN THE SALE

[***]

EXHIBIT IIB

PATENT ASSIGNMENT LETTER

[***]

EXHIBIT IIC

Trademark Assignment Letter

[***]

EXHIBIT IIIB

FORM OF DEVICE LISTING TRANSFER LETTER

[***]

EXHIBIT IIIC

LIST OF REGULATORY APPROVALS:

United States - FDA
European Union – EUDAMED
United Kingdom - MHRA
Australia - TGA
New Zealand - Medsafe
Malaysia - MDA

EXHIBIT IIID

STOCK CONSIDERATION TERMS

The following terms shall apply to the Closing Stock Consideration, the Regulatory Milestone Stock Consideration and the Sales Milestone Stock Consideration (collectively, the “Stock Consideration”) granted by Buyer to Seller pursuant to Section 2.1 of this Agreement. As of the date of this Agreement, Buyer hereby grants to Seller, as acquisition consideration under this Agreement, the right to receive the Stock Consideration, with vesting and actual issuance of the applicable shares to occur only upon the satisfaction of the applicable event specified in Section 2.1 and this Exhibit IIID.

This Exhibit IIID constitutes the operative grant terms for the Stock Consideration. Seller’s execution and delivery of the Agreement constitutes Seller’s agreement to the terms of this Exhibit IIID, including the vesting and issuance mechanics, investment representations, restricted securities acknowledgments, restrictive legend and stop-transfer provisions, Rule 144 acknowledgments and lock-up restrictions set forth herein. No separate stock grant agreement is required for the Stock Consideration.

“Issuance Documentation” means any customary transfer-agent documentation, tax forms, investor questionnaire or other ministerial documentation reasonably requested by Buyer in connection with the issuance of vested Stock Consideration, excluding any separate stock grant agreement.

Buyer’s obligation to issue any vested Stock Consideration shall be subject to Seller’s delivery of any applicable Issuance Documentation reasonably requested by Buyer.

1. Issuance of Shares. Upon vesting of the applicable tranche in accordance with Section 2.1 and this Exhibit IIID, and subject to Seller’s delivery of any applicable Issuance Documentation reasonably requested by Buyer, Buyer shall issue to Seller the applicable shares of Buyer common stock. Any shares of Buyer common stock issued as Stock Consideration shall be duly authorized, validly issued, fully paid and nonassessable, free and clear of all Encumbrances created by Buyer, other than restrictions arising under applicable securities laws, the lock-up restrictions set forth herein and restrictions imposed by or through Seller.

2. Share Number Determination. The number of shares issuable in respect of any Stock Consideration shall be determined by dividing the applicable dollar amount of such Stock Consideration by the applicable 20-day volume weighted average price specified in Section 2.1 as of the applicable vesting date for such tranche, and the resulting share amount shall be rounded down to the nearest whole share, with no payment in lieu of any fractional share.

3. Vesting and Issuance Timing.  Each tranche of Stock Consideration shall vest only upon the occurrence of the applicable event specified in Section 2.1. Buyer shall issue the applicable vested shares of Stock Consideration within three (3) Business Days after the applicable vesting event has occurred, the number of shares has been determined in accordance with Section 2.1 and this Exhibit IIID, and Seller has delivered any applicable Issuance Documentation reasonably requested by Buyer.

4. Book-Entry; Restricted Securities; Legends. The shares of Stock Consideration may be issued in book-entry form. Seller acknowledges that the shares of Stock Consideration will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws, and shall constitute “restricted securities” within the meaning of Rule 144 under the Securities Act. Any book-entry statements, certificates, if any, and the records of Buyer’s transfer agent evidencing the Stock Consideration shall bear customary restrictive legends or notations, and Buyer may place customary stop-transfer instructions with its transfer agent, in each case reflecting applicable securities-law restrictions and the restrictions set forth herein. Buyer shall remove, or cause its transfer agent to remove, any such legend, notation or stop-transfer instruction at such time as the applicable shares may be sold or transferred without restriction under the Securities Act, including pursuant to Rule 144 if available, upon Seller’s delivery of such customary certificates, representations or legal opinions as Buyer may reasonably request.

5. Securities Law Compliance. The issuance of any Stock Consideration shall be made in a transaction exempt from registration under the Securities Act and applicable state securities laws, unless and until such shares are registered for resale by Buyer in its sole discretion. As a condition to issuance of any vested Stock Consideration, Seller shall execute and deliver any applicable Issuance Documentation reasonably requested by Buyer, in form and substance reasonably satisfactory to Buyer, including customary investment representation documentation containing representations regarding investment intent, access to information, sophistication, and accredited investor status if applicable, and acknowledgments regarding the restricted nature of the shares. Buyer shall use commercially reasonable efforts to comply with applicable securities law requirements in connection with the issuance of the Stock Consideration. Seller acknowledges that Buyer has no obligation to register the resale of any shares of Stock Consideration or to take any action to make Rule 144 available for the resale of any shares of Stock Consideration.

6. Lock-Up. Seller shall not, directly or indirectly, sell, offer to sell, contract to sell, pledge, hypothecate, transfer, assign, hedge, or otherwise dispose of any shares of Stock Consideration during the period beginning on the applicable issuance date of such shares and ending on the date that is twelve (12) months thereafter. In addition, if, after the six (6) month anniversary of such issuance date and on or before the expiration of such initial twelve (12)-month period measured from such issuance date, Buyer has entered into, maintained or commenced an engagement with an investment bank, placement agent, financial advisor or other capital markets advisor in connection with a proposed uplisting of Buyer’s common stock to a national securities exchange (each, an “Uplist Transaction”), then Seller shall continue to be subject to the foregoing restrictions for the six (6) month period following the initiation of such Uplist Transaction (provided that Buyer gives Seller written notice of the initiation of such Uplist Transaction before the end of such initial twelve (12)-month period measured from the issuance date).

7. Permitted Transfers.  Notwithstanding Section 6 of this Exhibit IIID, Seller may transfer shares of Stock Consideration (a) by operation of law, (b) pursuant to a bona fide estate plan, to an Affiliate of Seller, or to an immediate family member or trust for the benefit of Seller or its immediate family members, (c) by distribution to Seller’s members or equityholders or to North Carolina Biotechnology Center, or (d) with Buyer’s prior written consent, in each case only if (i) such transfer is made in compliance with applicable securities laws and would not reasonably be expected to impair the availability of the exemption from registration relied upon for the issuance of the Stock Consideration, (ii) the transferee agrees in writing to be bound by the restrictions set forth in this Exhibit IIID, including the lock-up restrictions set forth in Section 6, for the remainder of the applicable restricted period, and (iii) the transferred shares remain subject to applicable restrictive legends, notations and stop-transfer instructions unless and until removed in accordance with this Exhibit IIID.

8. Equitable Adjustments. If, after the applicable valuation date for any tranche of Stock Consideration and before the issuance of such tranche, there is a stock split, reverse stock split, stock dividend, recapitalization, combination, reclassification or similar event affecting Buyer's common stock, the number of shares issuable as such Stock Consideration shall be equitably adjusted to preserve the intended economic effect of Section 2.1 and this Exhibit IIID.

9. No Stockholder Rights Before Issuance. Seller shall not have any voting, dividend or other rights as a holder of Buyer common stock with respect to any Stock Consideration unless and until the applicable shares have vested and been issued to Seller, and neither the execution and delivery of this Agreement nor the grant of the right to receive Stock Consideration pursuant to this Exhibit IIID shall by itself confer any such rights.

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